CONSENT OF EXPERT
I hereby consent to the use of and reference to my name, Bruce Butcher, P.Eng., and the information that I reviewed and approved, as described or incorporated by reference in (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2015, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.
Dated this 28th day of March, 2016.
Yours very sincerely,

   /s/ Bruce Butcher
Bruce Butcher, P.Eng.